July 3, 2008

Via Edgar, Facsimile and Federal Express

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Mail Stop 7010
Washington, D.C.  20549-7010

Re:           Valcent Products, Inc.
Form 20-F for Fiscal Year Ended March 31, 2007
File No. 000-30858

Dear Mr. O’Brien:

This firm represents Valcent Products Inc. (“Valcent” or the “Company”).  We have reviewed your letter dated May 22, 2008 containing comments to the Company’s response letter dated April 21, 2008.  This letter is in response to your May 22, 2008 comment letter.

Form 20-F for the year ended March 31, 2007

Item 5.  Product License, page F-8

1.	Comment:
We note your response to prior comment 5 which indicates you will ensure future filings include expanded disclosures regarding your accounting for the July 2005 product licensing agreement.  Please address the following:

	·	Clarify the appropriateness of capitalizing the $153,000 license fee and $153,000 product development costs under both Canadian and US GAAP.

Response:     License Fee:  HB 3062 requires recognition of intangible assets at cost.  The one-time License fee of $153,000 was the amount according to the License agreement and was the amount paid as part of the overall Product License Fee. SFAS 142 require that intangible assets be recorded at fair value. As at March 31, 2007, the Company was still considered to be in its development stage of operations. The Company’s products were still in the development stage and had not reached commercial production. Further, the Company’s projection was that the commercial sales of its products would be in excess of the Product License Fee. Therefore, the $153,000 License fee was considered to be its fair value, there was no indicant of impairment (see below) and no adjustment was made.

Product Development:

HB 3450 requires that research costs be written off and development costs meeting certain criteria should be deferred. SFAS 2 requires that both research and development costs to be written off as incurred. The $153,000 of product development costs was actually reimbursement of product development costs to the Licensor. As this reimbursement was in accordance with the License Agreement and the Company would not have obtained that License without paying this one-time reimbursement, we have considered this part of the cost to obtain the Product License. Therefore this $153,000 was capitalized along with the License fee of $153,000.

•	Given the significance of this asset to your balance sheet, tell us how the Company assesses this asset for impairment under both Canadian and US GAAP.

Response:   HB 3062 and SFAS 142 state that if the Product License (the intangible) has an indefinite life, impairment is tested annually by comparing the fair value of the intangible asset with their recorded amounts. The Company refers to the status of each of its products that it licensed under the Product License, determined that all were in the development stage and were actively spending resources (or had plans to) develop them further so they could be marketed commercially. The Company had performed forecasts and introduced one of its products to a test group that supported that the Company would recover its investment. As discussed above, the Company was in the development stage during fiscal 2007 and there was no indication of impairment as a result of reviewing the viability of its products under license.

Note 7. Global Green Joint Venture, page F-9

2.	Comment:
We note your response to prior comment 6 that indicates you will revise future filings to expand disclosure regarding the accounting for your interest in the Global Green Joint Venture.  Supplementally tell us how you are accounting for your interest in the Global Green Joint Venture, specifically addressing how you are accounting for your costs to provide support, research and development and use of the warehouse and how you account for the reimbursement of those costs by Global Green under both Canadian and US GAAP.

Response:   Valcent and Global Green Solutions Inc. each have a 50/50 interest in an unincorporated joint venture (the “Global Green JV” or “JV”) to develop an algae based, biofuel feedstock initiative. Costs incurred in relation to the JV are recorded in the records of the JV. Valcent records only its share of the costs related to this initiative. As Valcent has been funding more than its 50% interest, this excess has been reflected as part of accounts receivable from Global Green, Valcent’s JV partner.
Under Canadian GAAP:

According to HB section 3055.17, interests in joint ventures are to be accounted using the proportionate consolidation method. This method requires that Valcent record its share of the assets, liabilities, revenues and expenses of the joint venture. In Valcent’s case, the JV:

•	did not have any revenue;
•	had no assets; and
•	All the expenditures were split 50/50 according to the JV agreement, resulting in Valcent only presenting its 50% portion of the expenditures in its financial statements.

Under US GAAP:

APB Opinion No. 18 does not address investments in unincorporated entities whereas EITF Issue No.00-1 does. This abstract states that investments in unincorporated joint ventures “account for their investments using the equity method of accounting.” When applied to accounting for the Global Green JV, the result is virtually the same as accounting for the JV using the proportionate consolidation method because:

•	There is no initial investment
•	Funds transferred to the JV would result in an increase in the Company’s investment account; however this is completely offset when the Company takes its share of the JV’s net loss.

Therefore, accounting for the JV under US GAAP would not produce a difference in net income.

Since the JV only had expenditures and related liabilities, the Company accounted for only their share of these amounts on their financial statements. Therefore, accounting for the JV under US GAAP would produce no GAAP difference.

Note 9.  Convertible Notes, page F-10

3.	Comment:	We note your response to prior comments 7 & 8 with regards to your accounting for each issuance of convertible notes presented in your financial statements and have the following comments.

•	Please confirm that the clarifying information you provided in response to the first five bullets will be included in future filings.

Response:   The Company confirms that the clarifying information you provided in response to the final five bullets will be included in future filings.

•
We note your comparison of accounting for these instruments under Canadian GAAP and US GAAP and that for US GAAP purposes you rely on the guidance set forth in EITF 00-27.  Please provide us with further information regarding your US GAAP accounting.  With reference to SFAS 133 and EITF 00-19, help us understand the appropriateness of your accounting under EITF 00-27.  Revise your disclosure to provide sufficient clarifying information regarding US GAAP accounting so that a reader can understand the basis for any necessary reconciling item.  In this regard, we note some apparent differences in the methodologies applied under Canadian GAAP and EITF 00-27.

Response:    EITF 00-19 paragraph No. 3 states that the issue applies only to freestanding derivative financial instruments as described in paragraph No. 2 where a free standing contract is defined as a contract entered into in conjunction with some other transaction which is legally detachable and separately exercisable. Paragraph No. 3 goes on to say that this statement does not address accounting for either the derivative component or the financial instrument when the derivative component is embedded in and not detachable from the financial instrument.

Paragraph No.4 also states that pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133.

Paragraph 8 explains that contracts that require physical settlement or net-share settlement are to be accounted for as equity, it also explains that contracts that give the company a choice of net-cash settlement or settlement in its own shares assuming they meet the criteria in paragraphs 12 to 32 are also to be accounted as equity.

During the year we issued convertible debentures with warrants and convertible debentures without warrants.

We analyzed the components of these debentures as follows:
Convertible debentures with warrants have three components to them, the warrants which we determined to be a detachable instrument since, as stated above, they can be legally detached and separately exercised, the conversion component which we believe is not a detachable component as it cannot be legally detached nor separately exercised, i.e. if the debt is paid off the conversion component is extinguished, if the debt gets converted both instruments are settled; The third component is the debt component of the instrument.

We analyzed the warrants as set under SFAS 133 and EITF 00-19 to determine whether they represent equity or a liability instrument; we believe that the warrants represent an equity instrument since they are to be settled in shares, i.e. physical settlement or net-share settlement because the company has no obligation to make cash payments to the warrant holders related to the warrants or their exercise. The contract does not give the holder the option to net-cash settle them therefore the warrants are not a derivative instrument and neither SFAS 133 nor EITF 00-19 apply.
We also looked at the conversion feature on the debentures and as stated in paragraph No. 2 of EITF 00-19, and as explained above, believe that the conversion feature is not detachable and thus it is not under the scope of EITF 00-19.

EITF 00-19 paragraph 42 provides an example where senior subordinated debt have detachable share purchase warrants and explains in the consensus in paragraph 43 that the proceeds of the debenture should be allocated between the debt and warrants based on their relative fair values and the resulting discount amortized over the life of the debenture. However, this example assumes that the warrants are a liability because the holder has the option to net-cash settle the instrument and thus, requires the warrants to be recorded as a liability whereas in our case the warrants are an equity instrument.
This treatment mirrors the treatment described in EITF 00-27 where the proceeds are allocated based on the relative fair values of the debt and the warrants. EITF 00-27 then requires the additional step of valuing the conversion feature of the convertible debt by taking the intrinsic value of the adjusted conversion price. (i.e. the price resulting after assigning a portion of the proceeds to the warrants)
EITF 00-27 discusses two issues:

1.	Whether the existing issue 98-5 model is sufficiently operational and if not whether embedded beneficial conversion options should be measured using a fair value method

2.	Practice issues under the Issue 98-5 intrinsic value model

Under the first issue the consensus was that the Issue 98-5 intrinsic value model should be retained.

Having done the above analysis, we believe EITF 00-27 is relevant to our convertible debt and thus followed its guidance.

We will amend our disclosure in future US vs. Canadian GAAP reconciliation notes to the financial statements to provide additional description of the two different methods followed as described in the following answer.

•
With reference to the specific conversion terms for each security, provide us with your calculation under EITF 00-27, including the fair value assigned to the warrants, the debt and the resulting beneficial conversion feature.  Address the apparent accounting difference resulting from warrants issued in connection with the issuance of the convertible notes and warrants that will be issued upon conversion of the notes.  Identify your basis of accounting under both Canadian and US GAAP.

Response:  The basis for accounting under US and Canadian GAAP are as follows:

a)	Under Canadian GAAP convertible debentures are accounted under C ICA HB S. 3861 “Financial instruments – disclosure and presentation” as follows:

Determine what the value of the conversion feature of the instrument is as described in S. 3861.22. This is achieved through one of the two following methods:

i.	Pro-rata allocation of fair values
ii.	Residual value

To determine the equity portion of the convertible debt, a pricing model needs to be used as illustrated in section 3861.A9 which calculates the value of the shares that the debt would convert into and using a pricing model; we used black-scholes.

Once the debt and equity components have been determined, the CICA HB does not specify if the warrants attached to the debt should be treated in any special way. Therefore, section 3870 “share based payments” applies and requires fair value measurement by using a pricing model; again, we used black-scholes.

The equity component and value of the warrants are discounted from the debt and the discount is accreted over the term of the debt.

b)	Under US GAAP convertible debt would be calculated following EITF 00-27 paragraphs 5 and 6 as follows:

Calculate the fair value of the warrants and the debt instrument and assign the relative fair value of warrants to equity. Then calculate the conversion feature by deducting the new effective conversion price from the fair value of the stock to calculate the intrinsic value and record this amount as equity portion of convertible debt. The resulting discount is then accreted over the term of the debt.

The difference between US GAAP and Canadian GAAP is that under Canadian GAAP the conversion feature is determined first and the warrant later using fair values for both whereas for US GAAP the warrants are valued first using their fair value and then the conversion feature is valued second but using the intrinsic value.

1.	Our calculations under EITF 00-27 of the convertible debentures are as follows:

a)
On December 2006 we issued $1,500,000 of convertible notes with Warrants A and B. The notes may be converted into 3,000,000 shares of common stock and were accounted for as described above and valued as follows:

First we calculate the allocation between debt and the warrants as follows:

	Fair values		Relative fair values
Debt component	$ 1,500,000	51.40%	$ 771,000
Warrant A	780,000	26.71%	400,650
Warrant B	640,000	21.92%	328,800

The debt carries interest at 8%. In the absence of a comparable debt instrument that would provide us a better indication of fair value of the debt portion, we assigned the fair value to be its face value.

The warrants were valued using the black-scholes option pricing model which provided the above values.

The adjusted conversion price is compared to the market value of the shares.
Adjusted conversion price $ 771,000/3,000,000 shares =$ 0.26
Market value of the shares at the date of issuance of debt =$ 0.58
Intrinsic value = $ 0.58 - $ 0.26 = $ 0.32
Multiplied by the shares it converts to 3,000,000 * $ 0.32 = $960,000
This amount is also limited to the amount of remaining debt as calculated above i.e. $ 771,000

As a result the full $1,500,000 resulted as debt discount and will be amortized over the term of the debt.

b)
On January 2007 we issued $2,000,000 of convertible notes. The notes may be converted into 4,000,000 units consisting of one shares of common and one share purchase warrant the accounting treatment was as described above and valued as follows:

First we calculate the allocation between debt and the warrants as follows:

	Fair values		Relative fair values
Debt component	$ 2,000,000	73.52%	$ 1,470,400
Warrant	720,000	26.48%	529,600

The debt carries interest at 6%. In the absence of a comparable debt instrument that would provide us a better indication of fair value of the debt portion, we assigned the fair value to be its face value.

The warrants were valued using the black-scholes option pricing model which provided the above values.

The adjusted conversion price is compared to the market value of the shares.
Adjusted conversion price $ 1,470,400/4,000,000 shares =$ 0.37
Market value of the shares at the date of issuance of debt =$ 0.58
Intrinsic value = $ 0.58 - $ 0.37 = $ 0.21
Multiplied by the shares it converts to 4,000,000 * $ 0.21 = $ 840,000

In this case, 800,000 related to the conversion feature are discounted from the debt and amortized over the term of the debt however the warrants are not booked until the debt gets converted and the holder acquires the warrants.

c)
On April 2006 we issued $551,666 of convertible notes with Warrants A and B. The notes may be converted into 1,003,029 shares of common stock and were accounted for as described above and valued as follows:

First we calculate the allocation between debt and the warrants as follows:

	Fair values		Relative fair values
Debt component	$ 551,666	40.54%	$ 223,642
Warrant A	433,971	31.89%	175,926
Warrant B	375,127	27.56%	152,039

The debt carries interest at 8%. In the absence of a comparable debt instrument that would provide us a better indication of fair value of the debt portion, we assigned the fair value to be its face value.

The warrants were valued using the black-scholes option pricing model which provided the above values.

The adjusted conversion price is compared to the market value of the shares.
Adjusted conversion price $ 223,642/1,003,029 shares =$ 0.22
Market value of the shares at the date of issuance of debt =$ 0.80
Intrinsic value = $ 0.80 - $ 0.22 = $ 0.58
Multiplied by the shares it converts to 1,003,029 * $ 0.55 = $581,757

This amount is also limited to the amount of debt in the books i.e. $ 223,642

As a result the full $ 551,666 resulted as debt discount and will be amortized over the term of the debt.

d)	On April 2006 we issued $82,200 of convertible notes with Warrants. The notes may be converted into 149,455 shares of common stock and were accounted for as described above and valued as follows:

First we calculate the allocation between debt and the warrants as follows:

	Fair values		Relative fair values
Debt component	$ 82,200	58.14%	$ 47,791
Warrant	59,184	41.86%	34,409

The debt carries interest at 8%. In the absence of a comparable debt instrument that would provide us a better indication of fair value of the debt portion, we assigned the fair value to be its face value.

The warrants were valued using the black-scholes option pricing model which provided the above values.

The adjusted conversion price is compared to the market value of the shares.
Adjusted conversion price $ 47,791/149,455 shares = $ 0.32
Market value of the shares at the date of issuance of debt = $ 0.80
Intrinsic value = $ 0.80 - $ 0.32 = $ 0.48
Multiplied by the shares it converts to 149,455 * $ 0.48 = $71,738
This amount is also limited to the amount of debt in the books i.e. $ 47,791

As a result the full $ 82,200 resulted as debt discount and will be amortized over the term of the debt.

4.	Comment:
We note your reference to the CICA Handbook Section 1605 with regards to how and when you correct errors in previously reported financial statements.  Tell us when you plan to file your March 31, 2008 financial statements in Canada and in the US.  In this regard, tell us what consideration you have given to timely conveying to readers this apparent error under both US and Canadian GAAP.

Response:     We plan to file our March 31, 2008 financial statements on or about July 29, 2008 in both Canada and in the US.

We have considered the timely conveyance to the readers of these errors and note the following:

•	the error resulted in an overstatement of the Company’s net loss;
•	the error is a timing difference between the 2007 and 2008 fiscal year-end of the Company; and
•	the error has no effect on revenue or cash flow.

When corrected, the Company will still have a significant loss for the year ended March 31, 2007. As explained in Note 1 to the March 31, 2007 consolidated financial statements, the Company is in its development stage and the future of the Company is dependent upon the future successful development and marketing of its products.

As a result of the timing nature of the error by the time the error was identified, in April 2008, the error would have fully reversed itself.  Thus by the time it was identified there is no impact on the deficit during the development stage.

Due to the nature of the error as described above, we believe that compliance with CICA Handbook Section 1506 is sufficient.

We hope we have adequately addressed your comments.  Please contact me or Theresa M. Mehringer if you have any questions.

Sincerely,

/s/ Peter F. Waltz

Peter F. Waltz, Esq.

PFW/cjr

cc:           Valcent Products, Inc.